UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

EGALET CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per Share
(Title of Class of Securities)

28226B104
(CUSIP Number)

Shinya Matsuzawa Corporate Officer, Vice President Legal Affairs Department Shionogi & Co., Ltd. 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan +81 6 6202 2161	Takashi Takenoshita Chief Executive Officer Shionogi Limited 33 Kingsway London, WC2B 6UF, United Kingdom +44 20 3053 4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	28226B104
1.	Names of Reporting Person: Shionogi & Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,250,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,250,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 8.53%*
14.	Type of Reporting Person (See Instructions): CO

* Based on 14,657,503 shares of Company Common Stock which include 1,250,000 shares of Company Common Stock issued pursuant to the Collaboration and License Agreement and the Common Stock Purchase Agreement, as reported in the final prospectus of the Company’s IPO filed with the Securities and Exchange Commission on February 7, 2014.

CUSIP No.	28226B104
1.	Names of Reporting Person: Shionogi Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,250,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,250,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 8.53%*
14.	Type of Reporting Person (See Instructions): CO

* Based on 14,657,503 shares of Company Common Stock which include 1,250,000 shares of Company Common Stock issued pursuant to the Collaboration and License Agreement and the Common Stock Purchase Agreement, as reported in the final prospectus of the Company’s IPO filed with the Securities and Exchange Commission on February 7, 2014.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of Egalet Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 460 East Swedesford Road, Suite 1050, Wayne, Pennsylvania 19087.

Item 2. Identity and Background

(a) - (c) and (f)
The persons filing this Schedule 13D are Shionogi & Co., Ltd. (“Parent”), a company organized under the laws of Japan, and Shionogi Limited (the “Investor”), a company organized under the laws of England and Wales (Parent and Investor, collectively, the “Reporting Persons”).

Parent is a major research-driven pharmaceutical company and engaged in research, development, manufacturing, and marketing activities, with a primary focus on prescription drugs, OTC drugs and diagnostics. Parent’s shares are listed on Tokyo Stock Exchange and Osaka Securities Exchange. The address of the principal business and principal offices of the Parent is 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan.

The Investor, a direct wholly-owned subsidiary of Parent, is the center of Parent’s business in Europe which serves as a hub for development and drive the management of new innovative medicines across Europe, as well as the Middle East and Africa. The areas of focus for the Investor include infectious diseases, allergies, oncology and women’s health. The address of the principal business and principal offices of the Investor is 33 Kingsway, London, WC2B 6UF, United Kingdom.

The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship for each director and executive officer of the Parent and the Investor are set forth on Schedule I hereto and incorporated herein by reference.

(d) – (e)
During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I attached hereto, has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 26, 2013, the Investor and the Company entered into the Common Stock Purchase Agreement (the “Stock Purchase Agreement”) and the Investor, the Company and Egalet Limited, a wholly-owned direct subsidiary of the Company entered into the Collaboration and License Agreement (the “License Agreement”) pursuant to which the Investor agreed to purchase up to $15.0 million of the Company Common Stock in a separate private placement (the “Private Placement”) concurrent with the completion of the Company’s initial public offering (the “IPO”) at a price per share equal to the IPO price, which is $12.00.

The closing of the Private Placement occurred on February 11, 2014.  The aggregate consideration for the Company Common Stock paid by the Investor in the Private Placement was $15,000,000, and the source of the funds used by the Investor to pay such consideration was a loan from the Parent’s working capital.

Item 4. Purpose of Transaction

On November 26, 2013, the Investor, the Company and Egalet Limited entered into the License Agreement which granted the Investor an exclusive, royalty-bearing, worldwide license to develop, manufacture and commercialize abuse-deterrent hydrocodone-based product candidates using the technology of Egalet Limited. The Investor will lead the development of these product candidates with Egalet Limited. A joint development committee has been formed to serve as a forum to facilitate the parties’ collaboration, particularly regarding the generation of product formulations, and to define and agree the development activities to be assigned to Egalet Limited. In connection with its entry into the License Agreement, the Investor agreed to purchase up to $15.0 million of the Company Common Stock in the Private Placement concurrent with the completion of the IPO.

The License Agreement and the Stock Purchase Agreement include, among other provisions, the following terms:

A. Board Observer Right. Under the License Agreement, upon the purchase of the Company Common Stock pursuant to the Private Placement, the Investor has the right to have one (1) individual attend any meeting of the Company’s board of directors as a nonvoting observer and such observer is entitled to participate in discussions of matters brought to the board of directors.

B. Transfer Restrictions.  Pursuant to the License Agreement, with the request of the underwriters in the IPO, the Investor entered into a lockup agreement with the underwriters for the IPO substantially in the form entered into by the existing stockholders of the Company before the IPO, with a condition that each executive officer and director of the Company and each holder of one-percent or more of the Company’s outstanding capital stock has delivered substantially the same lockup agreement to the underwriters at such time.

C. Registration Rights.  Under the License Agreement and the Stock Purchase Agreement, the Company has agreed to grant to the Investor equivalent registration rights to those granted to the Company’s initial investors prior to the IPO.  The registration rights agreement is to be mutually agreed in good faith as promptly as practicable after the IPO and in no event later than the Company entering into a registration rights agreement with any other existing investors. The terms of the registration rights agreement must be no less favorable to the Investor than those granted to any other existing investors.

The foregoing summaries of the License Agreement and the Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the License Agreement and the Stock Purchase Agreement, which are filed as Exhibits 1 and 2, respectively, to this Statement and are incorporated herein by reference. Except as set forth in this Statement and in connection with the License Agreement and the Stock Purchase Agreement, the Reporting Persons have no current plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, but subject to the terms and conditions of the License Agreement and the Stock Purchase Agreement, review or reconsider their position and/or change the purpose and/or formulate plans or proposals with respect thereto.

Without limiting the generality of the foregoing sentence, subject to the terms and conditions of the License Agreement and the Stock Purchase Agreement, the Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Company Common Stock, subsequent developments affecting the Company, developments of the collaboration contemplated in the License Agreement, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in the Company.

Item 5. Interest in Securities of the Issuer

(a) – (b) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 14,657,503, which include 1,250,000 shares of Company Common Stock issued pursuant to the Collaboration and License Agreement and the Common Stock Purchase Agreement, as reported in the final prospectus of the Company’s IPO filed with the Securities and Exchange

Commission on February 7, 2014. For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Investor is the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and the Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 1,250,000 shares of Company Common Stock, representing approximately 8.53% of the outstanding shares of Company Common Stock.

Except as set forth above, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any shares of Company Common Stock.

(c) Except as described in Item 3 of this Statement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto has engaged in any transaction in shares of the Company Common Stock in the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Information in Item 4 is incorporated by reference.

The Investor entered into a lockup agreement with the underwriters in the IPO, filed as Exhibit 3 to this Statement (the “Lockup Agreement”), pursuant to which the Investor generally agreed, subject to certain exceptions, with respect to the Company Common Stock or other securities of the Company or any securities of Egalet Limited (together with the Company Common Stock and other securities of the Company, the “Restricted Securities”), not to offer, sell, pledge, hypothecate, grant any option, right or warrant for the sale of, or otherwise encumber, dispose of or transfer, directly or indirectly, any of the Restricted Securities or securities convertible into or exchangeable or exercisable for any of the Restricted Securities, or enter into a transaction which would have the same effect, for a period of 180 days from  February 5, 2014 without the prior written consent of the underwriters in the IPO.

The foregoing summary of the Lockup Agreement does not purport to be complete and is qualified in its entirety by reference to the Lockup Agreement to this Statement which is incorporated herein by reference.

Except for the Stock Purchase Agreement, the License Agreement and the Lockup Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2, or between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1.
Collaboration and License Agreement, by and among Egalet Limited, Shionogi Limited and Egalet Corporation, dated as of November 26, 2013 (incorporated by reference to Exhibit 10.11 of the Company’s registration statement on Form S-1/A, filed on December 4, 2013)

2.
Common Stock Purchase Agreement by and between Egalet Corporation and Shionogi Limited, dated as of November 26, 2013 (incorporated by reference to Exhibit 10.12 of the Company’s registration statement on Form S-1/A, filed on December 4, 2013)

3.	Lock-up Agreement dated as of January 23, 2014 by Shionogi Limited to Egalet Corporation, Stifel, Nicolaus & Company, Incorporated and JMP Securities LLC

4.	Joint Filing Agreement dated as of February 14, 2014 by and between Shionogi & Co., Ltd. and Shionogi Limited

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

Shionogi & Co., Ltd.

By:	/s/ Shinya Matsuzawa
Name:	Shinya Matsuzawa
Title:	Corporate Officer Vice President Legal Affairs Department

Shionogi Limited

By:	/s/ Takashi Takenoshita
Name:	Takashi Takenoshita
Title:	Chief Executive Officer

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF SHIONOGI & CO., LTD.

The name and present principal occupation of each of the executive officers and directors of the Parent are set forth below. All individuals named in the table below are employed by the Parent. The address of the principal business and principal office of the Parent is 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan.

Name	Principal Occupation or Employment	Name, Principal Business and Address of Other Corporation or Organization (if different)	Citizenship
Motozo Shiono	Chairman of the Board and Representative Director		Japan
Isao Teshirogi, Ph.D.	President and CEO, Members of the Board		Japan
Akio Nomura	Members of the Board	The Royal Hotel, Ltd. 3-68, Nakanoshima 5-chome, Kita-ku, Osaka 530-0005 Japan	Japan
Teppei Mogi	Members of the Board	Oh-Ebashi LPC & Partners 27F Nakanoshima Festival Tower 3-18, Nakanoshima 2-chome, Kita-ku, Osaka 530-0005 Japan	Japan
Katsuhiko Machida	Members of the Board	Sekisui House, Ltd. 1-88, Oyodonaka 1-chome, Kita-ku, Osaka, 531-0076, Japan	Japan
Takuko Sawada	Senior Executive Officer		Japan
Takuo Fukuda	Executive Officer		Japan
Ryuichi Kume, Ph.D.	Executive Officer		Japan
Yoshiaki Kamoya	Executive Officer		Japan
Hirosato Kondo, Ph.D.	Corporate Officer		Japan
Kohji Hanasaki, Ph.D.	Corporate Officer		Japan
Takayuki Yoshioka, Ph.D.	Corporate Officer		Japan
Kiyoshi Nagata, Ph.D.	Corporate Officer		Japan
Masaaki Goshima	Corporate Officer		Japan
Akio Tsubokura	Corporate Officer		Japan
Masaaki Takeyasu	Corporate Officer		Japan

John Keller, Ph.D.	Corporate Officer	Shionogi Inc. 300 Campus Drive, Florham Park, NJ 07932, USA	United States
Shinya Matsuzawa	Corporate Officer		Japan

EXECUTIVE OFFICERS AND DIRECTORS OF SHIONOGI LIMITED

The name and present principal occupation of each of the executive officers and directors of the Investor are set forth below. All individuals named in the table below are employed by the Investor. The address of the principal business and principal office of the Investor is 33 Kingsway, London, WC2B 6UF, United Kingdom.

Name	Principal Occupation or Employment	Name, Principal Business and Address of Other Corporation or Organization (if different)	Citizenship
Takashi Takenoshita	Chief Executive Officer, Members of the Board		Japan
Isao Teshirogi, Ph. D.	Members of the Board	Shionogi & Co., Ltd. 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan	Japan
Takuko Sawada	Members of the Board	Shionogi & Co., Ltd. 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan	Japan
Masaaki Takeyasu	Members of the Board	Shionogi & Co., Ltd. 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan	Japan
Yuji Hosogai	Members of the Board	Shionogi & Co., Ltd. 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan	Japan